Exhibit 99.4

March 28, 2018

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2017 of Denison Mines Corp. of our report dated March 8, 2018, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which is filed as an Exhibit to, and incorporated by reference in, this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 333-48174, No. 333-148915 and No. 333-190121) of Denison Mines Corp. of our report dated March 8, 2018 referred to above. We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario, Canada

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.